TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2012 FINANCIAL RESULTS

(Mexico City, July 26, 2012) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the second quarter of 2012.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “In the 2012 second quarter, consolidated revenue decreased compared to the 2011 period, driven mainly by lower tariffs and lower utilization at the product tanker segment, reduced operations at Acapulco and the volatility of the peso versus the dollar, all of which is more difficult to overcome in a contracted revenue environment.

“However, 2012 second-quarter and first six-month utilization at the offshore segment was 88.5 percent and 90.4 percent, respectively. In the first six months of 2012, we renewed six contracts for three-year terms each, and in July we renewed two contracts for two-year terms each, all of which will improve our Maritime division results going forward. To date, the Maritime division’s backlog is $167.6 million.”

Serrano concluded, “We believe we are close to reaching an agreement for the financial implementation of the development of a container and liquids terminal at the Port of Tuxpan. Once completed, this terminal will strategically position TMM in this lucrative sector. Additionally, we continue to work to expand the Company’s revenue and profit base through the addition of specialized offshore vessels to TMM’s fleet.”

SECOND-QUARTER AND FIRST-HALF 2012 OPERATING AND FINANCIAL RESULTS
Compared to the same periods of last year, consolidated revenue in the 2012 second quarter and first six months decreased 12.8 percent and 8.7 percent, respectively.

Second-quarter and first six-month 2012 consolidated operating profit was $1.7 million and $6.0 million, respectively. Operating profit in the 2011 second quarter included other income net of $6.4 million, which was mainly attributable to the recovery of certain tax incentives. Excluding this one-time event, operating profit decreased $2.6 million in the second quarter of 2012 and decreased $3.7 million in the first six months of 2012, compared to the same periods of last year.

Consolidated EBITDA decreased 41.8 percent to $14.2 million in the 2012 second quarter compared to $24.4 million in the 2011 second quarter and decreased 26.6 percent to $31.4 million in the 2012 first six months compared to $42.8 million in the 2011 first six months.

Maritime revenue decreased 8.5 percent and 2.3 percent in the 2012 second quarter and first six months, respectively, compared to the same periods of last year, mainly driven by revenue losses at product tankers due to increased offhire days, as well as by lower average daily tariffs compared to the same periods of 2011. These losses were partially offset by $1.8 million of revenue from the Company’s shipyard at Tampico recorded in the first six months of 2012.

Comparing the first six months of 2012 with the same period of 2011, offshore revenue increased 0.4 percent to $50.3 million, due mainly to increased revenue days; product tanker revenue decreased 16.8 percent to $13.9 million, attributable mainly to increased offhire days and lower average tariffs, as mentioned above; chemical tanker revenue decreased 18.4 percent to $8.0 million as a result of lower volumes; and harbor tugs revenue increased 7.5 percent to $7.2 million mainly due to higher tariffs per ship call and to the addition of tug services to a new Liquefied Natural Gas, or LNG, terminal at Manzanillo in March.

Maritime operating profit decreased 20.6 percent and 12.7 percent in the 2012 second quarter and first six months, respectively, compared to the same periods of last year, due mainly to operating losses at product tankers as a result of two vessels that were unemployed for the larger part of this year’s first quarter and one unemployed vessel in the second quarter, which increased operating costs.

Maritime profit reductions were partially offset by improvements at chemical tankers in both reported periods compared to last year, as this business segment recorded $0.9 million of gross profit in the first six months of 2012 compared to a gross loss of $0.3 million in the first six months of 2011. Additionally, the Company’s shipyard contributed $0.5 million of profit in the first six months of 2012.

Maritime’s EBITDA for the first six months of 2012 fell 7.7 percent, or $3.1 million, to $37.0 million compared to $40.1 million in first six months of 2011.

Ports and Terminals revenue decreased 11.8 percent and 13.7 percent in the 2012 second quarter and first six months, respectively, compared to the same periods of last year, driven mainly by a dramatic reduction of ship calls at Acapulco due to safety issues at this port, which accounted for a $1.3 million revenue loss in the 2012 six-month period, as well as by lower volumes at shipping agencies, partially offset by improved revenue at the automotive segment due to higher volumes at Puebla and Saltillo.

Ports and Terminals operating profit decreased 30.8 percent and 51.5 percent in the 2012 second quarter and first six months, respectively, compared to the same periods of last year, driven by a $1.4 million gross profit reduction at Acapulco. This decrease was partially offset by a 16.7 percent gross profit improvement at the maintenance and repair segment in the first six months of 2012, over the 2011 period.

Logistics revenue decreased 23.4 percent and 2.6 percent in the second quarter and first six months of 2012, respectively, compared to last year. Operating losses in the 2012 reported periods were partially offset by profit improvements at trucking due to cost efficiencies.

DEBT
As of June 30, 2012, TMM’s total debt was $784.5 million. The book value of the Company’s Trust Certificates debt increased $30.0 million from December 31, 2011, as a result of a 3.9 percent appreciation of the peso against the dollar in the first six months of 2012. On February 15, 2012, the Company paid approximately $30.4 million of its Trust Certificates debt, including a capital prepayment of $1.2 million.

Total Debt*
Million of U.S. Dollars

	As of 12/31/11	As of 6/30/12
Mexican Trust Certificates (1)	$684.3	$716.9
Other Corporate Debt	68.2	67.6
Total Debt (2)	$752.5	$784.5
Cash	77.1	70.1
Net Debt	$675.4	$714.4

*Book Value
(1) 20-year term, non recourse to the Company and rated “AA” by HR Ratings de México
(2) Of total debt, only $20.3 million, or 2.6 percent, is short term
Exchange Rate: 13.95 pesos/dollar at December 31, 2012, and 13.41 pesos/dollar at June 30, 2012

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	June 30,	December 31,
	2012	2011

Current assets:
Cash and cash equivalents	70.057	77.123
Accounts receivable
Accounts receivable - Net	40.382	38.963
Other accounts receivable	17.073	17.556
Prepaid expenses and others current assets	12.449	11.568
Total current assets	139.961	145.210
Property, machinery and equipment	923.906	914.809
Cumulative Depreciation	(220.791)	(203.985)
Property, machinery and equipment - Net	703.115	710.824
Other assets	34.468	28.447
Deferred taxes	67.599	67.583
Total assets	945.143	952.064

Current liabilities:
Bank loans and current maturities of long-term liabilities	20.277	17.190
Suppliers	23.013	21.475
Other accounts payable and accrued expenses	65.845	53.848
Total current liabilities	109.135	92.513
Long-term liabilities:
Bank loans	55.804	59.378
Trust certificates debt	708.369	675.933
Other long-term liabilities	18.288	15.828

Total long-term liabilities	782.461	751.139
Total liabilities	891.596	843.652

Stockholders´ equity
Common stock	155.577	155.577
Retained earnings	(134.463)	(75.096)
Revaluation surplus	63.907	63.907
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(17.571)	(22.111)
	49.693	104.520
Minority interest	3.854	3.892
Total stockholders´ equity	53.547	108.412

Total liabilities and stockholders´ equity	945.143	952.064

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Ports and Terminals	6.053	6.835	12.048	13.949
Maritime	39.934	43.568	81.284	83.225
Logistics	14.669	19.234	30.485	38.389
Revenue from freight and services	60.656	69.637	123.817	135.563

Ports and Terminals	(4.864)	(5.178)	(9.841)	(10.007)
Maritime	(21.505)	(22.468)	(44.262)	(43.078)
Logistics	(16.464)	(19.661)	(32.453)	(38.396)
Cost of freight and services	(42.833)	(47.307)	(86.556)	(91.481)

Ports and Terminals	(0.293)	(0.303)	(0.558)	(0.616)
Maritime	(9.890)	(10.424)	(19.846)	(20.443)
Logistics	(2.145)	(2.699)	(4.555)	(5.257)
Corporate and others	(0.228)	(0.211)	(0.453)	(0.396)
Depreciation and amortization	(12.556)	(13.637)	(25.412)	(26.712)

Corporate expenses	(3.632)	(4.348)	(7.499)	(8.477)
Ports and Terminals	0.896	1.354	1.649	3.326
Maritime	8.539	10.676	17.176	19.704
Logistics	(3.940)	(3.126)	(6.523)	(5.264)
Corporate and others	(0.228)	(0.211)	(0.453)	(0.396)
Other (expenses) income - Net	0.043	6.385	1.687	7.170
Operating Income	1.678	10.730	6.037	16.063
Financial (expenses) income - Net	(16.668)	(27.797)	(35.132)	(43.196)
Exchange gain (loss) - Net	36.475	(10.313)	(29.919)	(41.674)
Net financial cost	19.807	(38.110)	(65.051)	(84.870)
Gain (loss) before taxes	21.485	(27.380)	(59.014)	(68.807)
Provision for taxes	(0.235)	(2.382)	(0.389)	(2.821)

Net gain (loss) for the period	21.250	(29.762)	(59.403)	(71.628)

Attributable to:
Minority interest	(0.209)	0.365	(0.036)	0.827
Equity holders of GTMM, S.A.B.	21.459	(30.127)	(59.367)	(72.455)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.169
Income (loss) earnings per share (dollars / share)	0.21	(0.29)	(0.58)	(0.71)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	0.21	(0.29)	(0.58)	(0.71)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Cash flow from operation activities:
Net gain (loss) for the period	21.250	(29.762)	(59.403)	(71.628)
Charges (credits) to income not affecting resources:
Depreciation & amortization	14.052	16.030	28.414	32.043
Other non-cash items	(18.167)	29.336	63.073	77.050
Total non-cash items	(4.115)	45.366	91.487	109.093
Changes in assets & liabilities	(2.475)	(0.968)	(2.260)	(20.401)
Total adjustments	(6.590)	44.398	89.227	88.692
Net cash provided by operating activities	14.660	14.636	29.824	17.064

Cash flow from investing activities:
Proceeds from sales of assets	1.379	0.462	1.513	2.808
Payments for purchases of assets	(0.606)	(3.018)	(1.622)	(5.525)
(Acquisition) sale of share of subsidiaries	0.192		(4.175)
Net cash providad by (used in) investment activities	0.965	(2.556)	(4.284)	(2.717)

Cash flow provided by financing activities:
Short-term borrowings (net)	(0.502)		0.356
Sale (repurchase) of accounts receivable (net)		(9.119)		(11.559)
Repayment of long-term debt	(3.649)	(12.039)	(39.683)	(62.560)
Proceeds from issuance of long-term debt	2.389	4.600	2.839	4.600
Net cash used in financing activities	(1.762)	(16.558)	(36.488)	(69.519)
Exchange losses on cash	(1.783)	0.712	3.882	3.989
Net (decrease) increase in cash	12.080	(3.766)	(7.066)	(51.183)
Cash at beginning of period	57.977	94.902	77.123	142.319
Cash at end of period	70.057	91.136	70.057	91.136

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.